

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 1, 2017

Via E-mail
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Summit Materials, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Response Dated July 14, 2017**
> **File No. 1-36873**
> **File No. 333-187556**

Dear Mr. Harris:

We have reviewed your July 14, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2017 letter.

Liquidity and Capital Resources, page 70

1. With reference to your first sentence on page 75 under the Tax Receivable Agreement section, please revise this statement to clarify that you may pay cash or issue Class A common stock for the exchange of LP Units.

2. We note the draft disclosure you provided as part of your response to comment 2. Please expand this disclosure to include a statement about the August 2015 cash payment of $462.8 million for 18,765,000 LP Units and the related amount of deferred tax assets recognized. Please also clarify what you mean by your statement, "we have not recorded any tax receivable agreement liabilities from these exchanges". In this regard, we note that you have recognized a $59.2 million tax receivable agreement liability as of December 31, 2016.

Contractual Obligations, page 76

3. We note your response to comment 3. Please provide a footnote to the table for the tax receivable agreement payments to note the total tax receivable agreement payment amount if all of the deferred tax assets recognized as of the most recent balance sheet are realized prior to expiration.

Income Taxes, page 94

4. We note your response to comment 7, including your proposed accounting policy disclosures for the TRA. Please address the following additional comments:
   - Please identify the certain circumstances under which you are deemed to realize the cash tax savings as a result of the increases in tax basis in connection with exchanges by the prior-IPO owners. Explain how your accounting policy addresses these certain circumstances;
   - Please expand your policy to disclose your initial and subsequent accounting for the recognition of deferred tax assets, including any valuation allowance, and the tax receivable agreement liability. Please also include a discussion of the facts and circumstances that would result in the remeasurement of the asset and liability;
   - Please tell us how your accounting policy was applied to each triggering event and subsequent period thereafter. Explain how you reflected the August 2015 cash exchange transaction and the 2016 equity exchange transaction in your consolidated financial statements initially and in subsequent periods;
   - Please also help us understand how the quarterly preparation of your income tax provision under ASC 740 correlates to your contingent liability assessment under ASC 450-20; and
   - Explain how you reflected any remeasurement of the deferred tax assets and tax receivable agreement liability during fiscal years 2015 and 2016 in your consolidated financial statements, including a description of the specific facts and circumstances that triggered the remeasurement. In this regard, it is unclear what you mean by depreciation, amortization and depletion deductions occurring subsequent to the date of the related exchanges of the LP Units into Class A common stock with reference to the $14.9 million expense recognized during fiscal year 2016. Also, if the $14.9 million expense is without consideration of the current year exchanges, it is unclear why it relates to exchanges of LP Units into Class A common stock, since the exchange into Class A common stock only occurred during the current year.

(10) Income Taxes, page 104

5. We note your statement in response to comment 8 that certain changes in the valuation allowance are not included in the effective tax rate reconciliation as the changes relate to equity transactions. In this regard, we note the valuation allowance for the deferred tax assets related to the August 2015 LP Units exchange for cash was recognized through equity

and did not impact the 2015 effective tax rate. Please help us understand why the valuation allowance recognized for the deferred tax assets related to the 2016 LP exchanges did impact the 2016 effective tax rate.

6. We note your response to comment 10, including your proposed disclosures regarding your assessment of the realizability of your deferred tax assets. Please address the following additional comments:

   - Please expand your footnote disclosure or Management's Discussion and Analysis to identify the company-specific positive and negative evidence management evaluated in determining the realizability of the material components of deferred tax assets based on the guidance in ASC 740-10-30-16 through 30-25, ASC 740-10-55-39 through 55-48, and ASC 740-10-55-120 through 55-123. Address the weighting of the evidence that is commensurate with the extent to which it is objectively verified, including your consideration of your deferred tax liabilities. In this regard, we note that you have recognized cumulative book income for the last twelve consecutive quarters as of December 31, 2016. Please tell us if you are forecasting to recognize pre-tax income for fiscal year 2017;

   - You indicate that each LP Unit exchange generates an increase in deferred tax assets, but also a corresponding increase in deferred tax liabilities related to accelerated depreciation. Please tell us whether you anticipate these deferred tax liabilities to ultimately equal the deferred tax asset generated by the exchange. If so, please explain how you considered this deferred tax liability in your assessment of the realizability of your deferred tax assets;

   - Please disclose when the deferred tax assets recognized from the LP Units exchanges as well as the net operating loss deferred tax assets begin to expire in addition to your net operating loss deferred tax assets; and

   - We continue to request that you disclose either in your footnotes or within MD&A's critical accounting estimates section, the amount of future taxable income that you would be required to generate to fully realize the gross deferred tax assets as of the most recent balance sheet date. This disclosure will allow investors to better understand management's conclusion that you will not have sufficient future taxable income to realize the deferred tax assets in light of your current cumulative earnings position over the last three fiscal years.

7. We note your response to prior comment 12 and have the following additional comments:

   - Please explain the nature of the $22.1 million "Other differences" that generated additional deferred tax assets related to the tax receivable agreement;

   - We note that the imputed interest deferred tax asset as of December 31, 2016, is $42.0 million. We further note that the value as of December 31, 2015, was $68.8 million. Please tell us why the value decreased from December 31, 2015. To the extent that a portion of the imputed interest deferred tax asset was realized, please tell us why this did not generate a payment under the tax receivable agreement; and

- You indicate that the LP Unit exchange transactions during fiscal years 2015 and 2016 resulted in a $624.4 million deferred tax asset. However, your disclosure on page 113 of your fiscal year 2015 Form 10-K indicates that the August 2015 LP Unit exchange transaction resulted in a $249.4 million deferred tax asset and your response to comment 2 indicates that the 2016 LP Unit exchange transactions resulted in the recognition of incremental deferred tax assets of $289.7 million, which would appear to result in $529.1 million deferred tax assets. Please reconcile these differing totals. To the extent that you have remeasured the deferred tax assets subsequent to the initial exchange transactions, please tell us the facts and circumstances that resulted in the remeasurement along with the specific impact to your financial statements and reference to the authoritative literature that supports your accounting.

8. We further note from your response to comment 13 and have the following additional comments:
    - You indicate that $40.3 million of your net operating loss deferred tax asset as of December 31, 2016, is subject to the tax receivable agreement. Please tell us whether this asset was generated from the $42.5 million of amortization taken on intangible assets disclosed in your response to comment 12. If so, please revise your disclosures for the tax receivable agreement beginning on page 105 to clarify this. Please confirm to us that you will update this disclosure for any further use of the intangible assets and imputed interest deferred tax assets that are utilized but resulted in the recognition of a net operating loss deferred tax asset rather than reducing the amount of cash taxes; and
    - You indicate that of the $622.2 million gross deferred tax assets subject to the tax receivable agreement as of December 31, 2016, $442.6 million is covered by a valuation allowance. This would appear to indicate that $179.6 million of these deferred tax assets have been deemed to be realizable. Therefore, please tell us why your disclosure on page 106 indicates that only $69.7 million of the deferred tax assets associated with the tax receivable agreement are realizable.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction